Exhibit 99.1

News Release

For Immediate Release

WEST FRASER ANNOUNCES COMPLETION OF SPRAY LAKE SAWMILLS ACQUISITION

VANCOUVER, B.C., November 17, 2023 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that the Company has completed the acquisition of Spray Lake Sawmills located in Cochrane, Alberta, following completion of Canadian regulatory reviews and satisfaction of customary conditions.

“Building on our operating footprint in Alberta, we see Spray Lake Sawmills as an ideal fit with our lumber and treated wood business. We are excited to welcome the experienced and dedicated team to the West Fraser family and working with the local community,” said Ray Ferris, President & CEO West Fraser.

Spray Lake Sawmills produces treated wood products, dimensional lumber and a variety of innovative wood residuals and biproducts. It has an annual lumber capacity of 155 million board feet and holds two Forest Management Agreements granted by the Government of Alberta with a total Annual Allowable Cut of approximately 500,000 m3.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward looking statements”) within the meaning of applicable securities laws. These forward-looking statements include, among other things, the realization of expected benefits from completion of the acquisition, including the fit with our lumber and treated wood business and the expected growth of West Fraser’s Southern Alberta footprint, and the estimate of annual lumber capacity and the Annual Allowable Cut of Forest Management Agreements held by Spray Lake Sawmills. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including our ability to successfully complete regulatory reviews and satisfy closing conditions, including requisite regulatory approvals, and the potential impact of the announcement or completion of the transaction on relationships, including regulatory bodies, employees, suppliers, customers and competitors. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2022, each dated February 14, 2023, as updated in our management’s discussion and analysis for the nine months ended September 29, 2023, dated October 25, 2023, each available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com